# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bellerophon Therapeutics, Inc., CIK 0001600132
CUSIP: 078771300
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 184 LIBERTY CORNER ROAD, SUITE 302, WARREN, New Jersey (NJ), 07059
Date of event which requires filing of this statement: 01/16/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002009141

## Reporting persons
- Nelson Michael Aaron: type of reporting person: individual (IN); citizenship or place of organization: Utah (UT); sole voting power 642,844; shared voting power 0; sole dispositive power 642,844; shared dispositive power 0; aggregate amount beneficially owned 642,844 (5.3% of the class)

## Item 1. Issuer
Name of issuer: Bellerophon Therapeutics, Inc.
Address of issuer's principal executive offices: 184 LIBERTY CORNER ROAD, SUITE 302, WARREN, NEW JERSEY, 07059

## Item 2. Person Filing
Name of person filing: Michael Aaron Nelson
Address of principal business office or, if none, residence:
11654 S Eagle Ridge Dr
Sandy, UT 84094
Citizenship: Utah

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 642,844
Percent of class: 5.3%
Sole power to vote or to direct the vote: 642,844
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 642,844
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Nelson Michael Aaron: Michael Aaron Nelson, individual (01/26/2024)